November 3, 2005



Mr. Clay C. Williams
Sr. Vice President and Chief Financial Officer
National Oilwell Varco, Inc.
19245 Tenth Avenue NE
Poulsbo, WA  98370

	Re:	National Oilwell, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 8, 2005
		File No. 001-12317


Dear Mr. Williams:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. Please provide us with your analysis of the significance of your investment in your Lanzhou, China joint venture to support your exclusion of its financial statements. Refer to Rule 3-09 of Regulation S-X for further guidance.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 14

Results of Operations, page 15

2. We note your disclosure on page 10 that approximately 44% of your revenues were derived from operations outside the United States. To the extent material, please enhance your discussion and analysis to address the impact of foreign currency exchange on your financial results.

Year 2003 versus 2002, page 16

3. Please clarify your description of flow-through percentage to explain what incremental revenues are. Additionally, tell us how you considered Item 10(e) of Regulation S-K in determining whether flow-through percentage is a non-GAAP financial measure.

Disclosure Controls and Procedures, page 25

4. Please disclose whether your disclosure controls and procedures were effective as of the end of the period. Refer to Item 307 of Regulation S-K for further guidance.

Notes to Consolidated Financial Statements, page 38

Note 1.  Summary of Significant Accounting Policies, page 38

Derivative Financial Instruments, page 38

5. We note on page 20 that you have entered into interest rate swap agreements to fix the interest rate for certain borrowings based on a spread over EURIBOR. We further note on page 45 that you do not have any borrowings outstanding against your credit facilities. Please tell us how your interest rate swap agreements qualify for hedge accounting. Additionally, if you are able to support for us that your interest rate swap agreements are effective, then please tell us why you have accounted for this derivative instrument as a cash flow hedge instead of a fair value hedge. Cite specific accounting literature in your response.

6. Please enhance your disclosure regarding your derivative instruments by including, to the extent applicable and material, the disclosures set forth by paragraphs 44 and 45 of SFAS 133.

Revenue Recognition, page 41

7. We note that you derive revenue from (1) equipment rentals and
(2)
outsourcing and alliance arrangements to provide procurement, inventory management and logistics support services. Please enhance your revenue recognition policy footnote to address when and how you recognize revenue related to these two revenue streams.

Certifications, Exhibit 31.1 and 31.2
8. Please conform your Rule 13a-14(a)/15d-14(a) certifications to that found in Item 601(b)(31) of Regulation S-K.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ryan Milne at (202) 551-3688, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne
	Ms. Kimberly Calder

Mr. Clay C. Williams
National Oilwell Varco, Inc.
November 3, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010